Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Great Panther Silver Limited (“Great Panther” or “the Company”)
800 – 333 Seymour Street
Vancouver, BC V6B 5A6

Item 2.	Date of Material Change

March 5, 2014

Item 3.	News Release

A news release with respect to this material change report was issued by Great Panther on March 5, 2014 through Marketwired and filed on the System for Electronic Document
Analysis and Retrieval.

Item 4.	Summary of Material Change

On March 5, 2014, Great Panther issued a statement to clarify speculative reports about violent incidents that had occurred in and around its Guanajuato Mine Complex in Mexico.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On March 5, 2014, Great Panther issued this statement to clarify speculative reports about violent incidents that have occurred in recent days in and around its Guanajuato Mine
Complex in Mexico.

“The Company has encountered a number of illegal miners over the years but, until recently, they have not presented a risk to our people or operations”, stated Mr. Robert Archer,
President and CEO of Great Panther. “Our top priority is the safety of our employees, contractors and communities. While the illegal mining activities have not caused meaningful disruptions in the past, some Company personnel and local residents have lately been subjected to intimidation and escalating violence from illegal miners intent on gaining access to our mining operations and stealing ore. This is unacceptable to us and we will take the necessary steps to protect our employees, our contractors and our operations.”

“We initially took a non-confrontational approach to keep the illegal miners out of our mine but more recently they have been entering the property by force and with weapons, such that we have had to hire an armed security force to protect our employees, contractors and our assets. Regrettably, there was an altercation with intruders in one of our mines last night that resulted in the death of an illegal miner. In addition, a group of people attacked and vandalized some of the mine offices and vehicles. None of the Company’s employees or contractors was injured.”

Local police were contacted immediately and are conducting an investigation. The Company is cooperating fully with the authorities and there have been no restrictions placed on the mine itself or the plant facilities and production has not been affected. The Company will keep the public informed as the investigation continues.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

Robert Archer
President & CEO
1-888-355-1766

Item 9.	Date of Report

March 17, 2014.